UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ICU Medical, Inc.
 (Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0022692
(State of Incorporation or Organization)	(IRS Employer Identification No.)

951 Calle Amanecer San Clemente, CA	92769
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class which to be so registered None	Name of each exchange on each class is to be registered N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act Registration Statement file made to which this form relates (if applicable): _____

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered

Rights to purchase Series A Junior Participating Preferred Stock

Item 1.                      Description of Registrant’s Securities to be Registered.

On July 30, 2007, the Board of Directors of ICU Medical, Inc. (the “Company”) declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on July 30, 2007 payable on August 8, 2007.  Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the “Preferred Stock”), at a Purchase Price of $225 per one one-hundredth of a share, subject to adjustment.  The description and terms of the Rights are set forth in an Rights Agreement (the “Rights Agreement”) between the Company and Mellon Investor Services LLC, as Rights Agent.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed.  The Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) 10 business days (or such later date as the Board of Directors shall determine) following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), except under certain limited circumstances, or (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock.  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 8, 2007 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.  Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at the Close of Business, as defined in the Rights Agreement, on August 8, 2017 unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights.  Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any Acquiring Person shall acquire beneficial ownership of more than 15% of the outstanding shares of Common Stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets or earning power the Company and its subsidiaries or (B) an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which a majority of the Board of Directors determines to be in the best interests of the Company and its stockholders), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right.  However, Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by the Company as described below.  Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person will be null and void.

For example, at a Purchase Price of $225 per Right, each Right not owned by an Acquiring Person (or by certain related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $450 worth of Common Stock (or other consideration, as noted above) for $225.  Assuming that the Common Stock had a per share market price of $34 at such time, the holder of each valid Right would be entitled to purchase 13.24 shares of Common Stock for $17.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets of earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Rights.  The events described in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to in (ii) immediately above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading data immediately prior to the date of exercise.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock (or in certain circumstances Preferred Stock) per Right (subject to adjustment).

At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors).  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above or in the event that the Rights are redeemed.

Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date.  After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.                    Exhibits.

1
Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (attached as Exhibit A to the below Rights Agreement and incorporated herein by reference to Exhibit 1 to the registration statement on Form 8-A filed on July 23, 1997).

2
Rights Agreement, dated as of July 30, 2007, between the Company and the Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Seies A Junior Participating Preferred Stock, and as Exhibit B thereto, the Form of Rights Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock.  Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after a Distribution Date (as defined in the Rights Agreement).

3	Form of Rights Certificate (attached as Exhibit B to the above Rights Agreement).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ICU Medical, Inc.

Date:  August 1, 2007                                                                By    /s/ Francis J. O’Brien
Francis J. O’Brien
Secretary, Treasurer and
Chief Financial Officer

METRO ONE TELECOMMUNICATIONS, INC.

REGISTRATION STATEMENT ON FORM 8-A

EXHIBIT INDEX

Exhibit No.	Exhibit

1
Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (attached as Exhibit A to the below Rights Agreement and incorporated herein by reference to Exhibit 1 to the registration statement on Form 8-A filed on July 23, 1997).

2
Rights Agreement, dated as of July 30, 2007, between the Company and the Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Seies A Junior Participating Preferred Stock, and as Exhibit B thereto, the Form of Rights Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock.  Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after a Distribution Date (as defined in the Rights Agreement).

3	Form of Rights Certificate (attached as Exhibit B to the above Rights Agreement).